ISSUED ON BEHALF OF REED ELSEVIER PLC

27 May 2014

PDMR Shareholding

Reed Elsevier received notification today that on 26 May 2014, Mr Henry Udow, a PDMR of Reed Elsevier PLC, was granted the following option over Reed Elsevier PLC ordinary shares (“Shares”) under the Reed Elsevier Group plc 2013 SAYE Share Option scheme (“Sharesave”):

No. of Shares under Sharesave option	Exercisable
granted at 708.80p per share
1,269	1/8/2017 – 1/2/2018